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                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                               FX ENERGY, INC.
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             (Exact Name of Registrant as Specified in its Charter)


                  NEVADA                            87-0504461
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     (State or other jurisdiction of              (IRS Employer
      incorporation or organization)            Identification No.)



      3006 HIGHLAND DRIVE, SUITE 206
           SALT LAKE CITY, UTAH                       84106
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     (Address of Principal                          (Zip Code)
      Executive Offices)

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                    NONE
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           Title of each class            Name of each exchange on which
           to be so registered            each class is to be registered


     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                       PREFERRED STOCK PURCHASE RIGHTS
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         ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO REGISTERED

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GENERAL

     FX Energy, Inc. (the "Company"), is authorized to issue 20,000,000 shares of common stock, par value $0.001 ("Common Stock"), and 5,000,000 shares of preferred stock, par value $ 0.001 ("Preferred Stock"). The Common Stock is currently traded on the Nasdaq National Market.

PREFERRED STOCK PURCHASE RIGHTS

     A dividend of one right ("Right") for each outstanding share of Common Stock of the Company is issuable to holders of Common Stock as of April 21, 1997 (the "Record Date"). Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth (1/100) of a share of Series A Preferred Stock (the "Series A Preferred Stock") at an exercise price of $100 (the "Exercise Price"). The terms and conditions of the Rights are contained in the rights agreement ("Rights Agreement") between the Company and Fidelity Transfer Corporation, as rights agent (the "Rights Agent"); and the summary contained herein is qualified in its entirety by the terms of the Rights Agreement, which is included as an exhibit to this registration statement.

     Initially the Rights will not be exercisable, certificates for the Rights will not be issued, and the Rights will automatically trade with the Common Stock.

     Until the close of business on the Separation Date, which will occur on the earliest of (i) the tenth day after the public announcement that a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company (the "Stock Acquisition Date") or (ii) the tenth day after the date of the commencement of, or first public announcement of, the intent of any person to commence a tender or exchange offer or take-over bid to acquire beneficial ownership of 20% or more of the outstanding Voting Shares of the Company or
(iii) such later date as may be fixed by the board of directors from time to time by notice to the Rights Agent and publicly announced by the Company, the Rights will be represented by and transferred only with the Common Stock. Until the Separation Date, new certificates issued for Common Stock after the Record Date will contain a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any of the Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by those certificates. Promptly following the Separation Date, separate certificates representing the Rights will be mailed to holders of record of Common Stock at the close of business on the Separation Date, and thereafter the certificates representing the Rights alone will evidence the Rights. The Rights are not exercisable until the Separation Date.

     The Exercise Price payable and the number of shares of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock, (ii) upon the grant to holders of Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the Market Price (as defined in the Rights Agreement) of the Common Stock, or
(iii) upon the distribution to holders of Common Stock of evidences of indebtedness or assets (excluding regular cash dividends and dividends payable in Common Stock) or of subscription rights or warrants.

     If any Person becomes an Acquiring Person, other than pursuant to a tender or exchange offer for all outstanding Common Stock of the Company that the board of directors, taking into account the long-term value of the Company and all other factors that the board of directors considers relevant (such as, for example, the adequacy of the price offered, the fairness of the offer to the Company and its stockholders, the nature and timing of the offer, the impact on constituencies other than stockholders, the probability of consummation, the quality of any securities being offered in the exchange, as well as the basic stockholder interests at stake, including stockholder interests in long-term as compared to short-term values and in making independent, uncoerced investment decisions), determines to be at a price and on terms that are fair to holders of Common Stock of the Company (a "Flip-in Event"), each holder of a Right, other than the Acquiring Person, will have the right to receive, upon payment of one-half (1/2) the Exercise Price, in lieu of Series A Preferred Stock, a number of shares of Common Stock of the Company having an aggregate Market Price equal to the Exercise Price.

      For example, at the Exercise Price of $100 per Right, if any person becomes the beneficial owner of 20% or more of the outstanding Common Stock of the Company, each Right (other than Rights owned by such 20% beneficial owner or any of its affiliates or associates, which will have become void) would entitle its holder to purchase $200 worth of Common Stock for $100. Assuming that the Common Stock had a per share value of $10 at such time, each Right would effectively entitle its holder to purchase 20 shares of Common Stock for $100.

     After a Flip-in Event, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person will be null and void.

     Unless the Rights are redeemed earlier, if, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination (in which any of the Common Stock is changed into or exchanged for other securities or assets) or more than 50% of the assets or operating income or cash flow of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions (a "Flip-over Transaction or Event"), the Rights Agreement provides that proper provision shall be made so that each holder of record of Rights will, from and after that time, have the right to receive, upon payment of the Exercise Price, that number of shares of Common Stock of the acquiring company (or, in certain circumstances, the direct or indirect corporate parent of the acquiring company) which has a Market Price at the time of such Flip-over Transaction or Event equal to twice the Exercise Price. The right to purchase shares of an acquiring company would not apply to a transaction with a person that became an Acquiring Person pursuant to a tender or exchange offer approved by the Company's board of directors if the price paid to holders of Common Stock in the transaction was not less than the price paid in such tender or exchange offer.

     Fractions of Series A Preferred Stock (other than fractions that are integral multiples of one one-hundredth of a share) may, at the election of the Company, be evidenced by depository receipts. The Company may also issue cash in lieu of fractional shares of Series A Preferred Stock that are not integral multiples of one one-hundredth of a share of Series A Preferred Stock.

     The board of directors believes that the Rights Agreement provides an important level of protection against abusive corporate takeover techniques. Decisions respecting redemption of the rights can only be effected by the board of directors' "Rights Redemption Committee," consisting of at least three continuing directors, at least a majority of whom are not employees of the
Company   In addition to the terms of the Rights Agreement as adopted by the board of directors, the directors have proposed an amendment to the articles of incorporation, which provides for a corresponding provision in the articles to the effect that the Rights may only be redeemed by such a Rights Redemption Committee, consisting of at least three continuing directors, at least a majority of whom are not employees of the Company. This provision prevents stockholders associated with a bidder from adopting a by-law provision or amendment to the Rights Agreement requiring redemption of the Rights, thereby circumventing the protections the stockholders that the Rights Agreement is intended to provide.

     At any time prior to the earlier of (i) the Expiration Date (defined as the close of business on the tenth-year anniversary of the Rights Agreement) or (ii) the close of business on the tenth day after the Stock Acquisition Date (subject to extension by the Rights Redemption Committee), the Rights Redemption Committee may, at its option, cause the Company to redeem the rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), subject to adjustment. Immediately upon the action of the board of directors authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the holders of Rights will only be entitled to receive the Redemption Price without any interest thereon. Decisions respecting redemption of the Rights can only be effected by the board of directors' Rights Redemption Committee consisting of at least three continuing directors, at least a majority of whom are not employees of the Company. A "continuing director" means any director of the Company who was a director prior to the time the Interested Stockholder, as defined in the Rights Agreement, became such, and any other director whose election as a director was recommended for approval by a majority of the Continuing Directors. An "employee" director means any director who is currently or who has been during the preceding 12 months a full-time employee of the Company.

     As long as the Rights are redeemable, the Rights Redemption Committee, without further stockholder approval, may, except with respect to the Exercise Price or Expiration Date of the Rights, amend the Rights Agreement in any manner that, in the board of directors' opinion, does not materially adversely affect the interests of holders of the Rights as such.

     Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

THE SERIES A PREFERRED STOCK

     The following description of the Series A Preferred Stock is qualified in its entirety by the Designation of Rights, Privileges, and Preferences included as an exhibit to this registration statement.

     The Series A Preferred Stock is non-redeemable and subordinate to any other series of the Company's Preferred Stock which may at any time be issued (the Company currently does not have any Preferred Stock outstanding). The Series A Preferred Stock may not be issued, except upon exercise of Rights (each Right to be distributed to holders of Common Stock entitles such holder to purchase one one-hundredth of a share of Series A Preferred Stock). Each share of Series A Preferred Stock is entitled to receive, when, as, and if declared, a dividend in an amount equal to one hundred times the cash dividend declared on each share of Common Stock. In addition, each share of Series A Preferred Stock is entitled to receive one hundred times any non-cash dividends declared with respect to each share of Common Stock, in like kind, other than a dividend payable in shares of Common Stock. In the event of liquidation, the holder of each share of Series A Preferred Stock shall be entitled to receive a liquidation payment in an amount equal to one hundred times the liquidation payment made per share of Common Stock of the Company. Each share of Series A Preferred Stock has one hundred votes, voting together with the Common Stock and not as a separate class, unless otherwise required by law or the Company's articles of incorporation. In the event of any merger, consolidation, or other transaction in which shares of Common Stock of the Company are exchanged, each share of Series A Preferred Stock is entitled to receive one hundred times the amount received per share of Common Stock of the Company.

      Reserved Shares

      The Rights Agreement contemplates that the Company will reserve a sufficient number of authorized but unissued shares of Common Stock to permit the exercise in full of the Rights should the Rights become exercisable. The board of directors has proposed an amendment to the Company's articles of incorporation to increase the authorized capital of the Company to include an additional 10,000,000 shares of Common Stock. This amendment will be considered by the stockholders of the Company at the 1997 annual meeting. If the amendment is not approved by the stockholders, the number of authorized but unissued and non-reserved shares of Common Stock would not be sufficient for issuance upon the Rights becoming exercisable based on the initial terms of the Rights before the effect of any future anti-dilution adjustment for such events as a share dividend or stock split or consolidation and before the effect of any future adjustment resulting from a Flip-In Event. However, pursuant to provisions of Nevada's corporate law, the board of directors could effect a stock consolidation without submitting the matter to the stockholders for their consideration, and the board of directors may do so in the event of a possible Flip-in Event if the proposed amendment to the articles of incorporation to increase the authorized number of shares of Common Stock is not approved by the
stockholders.   Depending upon the then current market price of the Common Stock and the Exercise Price, the number of shares of Common Stock presently authorized or to be authorized if the additional shares are authorized may be insufficient to permit exercise in full of the Rights upon the occurrence of a Flip-in Event. Consequently, the effectiveness of the Rights Agreement may be impaired if an insufficient number of shares is authorized and reserved for issuance upon the exercise of Rights.

AMENDMENT OF THE RIGHTS AGREEMENT

     At any time prior to the Exercisability Date, the Board of Directors may amend any provision of the Rights Agreement in any manner, including to change the Exercise Price, without the approval of the holders of the Common Stock. Thereafter, subject to certain limitations, the Board of Directors may amend the Rights Agreement without the approval of the holders of the Common Stock so long as the interests of the holders of the Rights are not adversely affected, including generally (i) to shorten or lengthen any time period under the Rights Agreement or (ii) in any manner that the Board deems necessary or desirable, so long as such amendment is consistent with and for the purpose of fulfilling the objectives of the Board of Directors in originally adopting the Rights Agreement.



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                               ITEM 2.  EXHIBITS

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     The following exhibits are filed as part of this Registration Statement on
Form 8-A.



                      TITLE OF DOCUMENT                         LOCATION


1.  Form of Amendment To Articles Of Incorporation            Incorporated
    Designating Rights, Privileges, And Preferences Of Series by Reference
    "A" Preferred Stock                                       (1)

2.  Form of Rights Agreement dated as of April 4, 1997,       Incorporated
    between FX Energy, Inc., and Fidelity Transfer Corp.      by Reference
                                                              (1)

(1) Incorporated by reference from the Company's current report on Form 8-K dated April 4, 1997.


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                                   SIGNATURES

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     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  April 11, 1997                    FX ENERGY, INC.

                                     By  /s/ Scott J. Duncan, Vice-President